Mail Stop 3720

July 31, 2007

Mr. Michael Sabatino
Chief Accounting Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario, M5R 2E3

       Re: MDC Partners, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 16, 2007

               Form 10-Q for Fiscal Quarter Ended March 31, 2007
               File No. 1-13178

Dear Mr. Sabatino:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director